Exhibit 3.7

FIFTH AMENDMENT TO THE BY-LAWS
OF
ADVANCED ENERGY INDUSTRIES, INC.

This Fifth Amendment to the By-laws of Advanced Energy Industries, Inc., a Delaware corporation, is made pursuant to Article V of the corporation's Restated Certificate of Incorporation by resolution of the Board of Directors and approved by shareholders at the May 4, 2017 shareholder annual meeting. The following Section 46 is added as a new provision to Article XIV of the By-laws.

EXCLUSIVE FORUM FOR ADJUDICATION OF DISPUTES

Section 46. Forum. Unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Company Law, or the Certificate of Incorporation or these By-Laws (as either may be amended from time to time) or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery in the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the state of Delaware), in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the provisions of this Bylaw.